U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For October 24, 2013

Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

Suite 4400, 500 Centre Street SE

PO Box 2850

Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1 and 99.2 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933: Form F-3 (File No. 333-187492), Form S-8 (File Nos. 333-124218, 333-85598, 333-140856 and 333-188758) and Form F-10 (File No. 333-181196).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2013

ENCANA CORPORATION
(Registrant)

By:	/s/ Patricia M. Orr
	Name:	Patricia M. Orr
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.	The following documents have been filed with Canadian securities commissions:

99.1	Unaudited Interim Condensed Consolidated Financial Statements for the period ended September 30, 2013.

99.2	Management’s Discussion and Analysis for the period ended September 30, 2013.

99.3	Covering letter dated October 24, 2013 regarding Financial Ratios.

99.4	Supplemental Financial Information (unaudited) Exhibit to the September 30, 2013 Interim Condensed Consolidated Financial Statements “Consolidated Interest Coverage Ratios”.

99.5	Certificate, dated October 24, 2013, of Douglas J. Suttles, President & Chief Executive Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

99.6	Certificate, dated October 24, 2013, of Sherri A. Brillon, Executive Vice-President & Chief Financial Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

99.7	Certificate, dated October 24, 2013, of William A. Stevenson, Executive Vice-President & Chief Accounting Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.